SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information Services Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,075,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,075,371
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,075,371
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 189,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 189,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,265,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,265,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,265,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010 (the “Original Schedule 13D”) and Amendment No. 1 filed with the SEC on July 21, 2011 ("Amendment No. 1, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to shares of common stock (the “Shares”) of Information Services Group, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

On January 11, 2012, Carlson Capital, L.P., on behalf of the Reporting Persons, sent a letter to Mr. Michael P. Connors, Chairman of the Board of Directors (the "Board") and Chief Executive Officer of the Issuer ("Mr. Connors") and Mr. Robert E. Weissman, Lead Director of the Board ("Mr. Weissman"). The letter expressed the Reporting Persons' increasing concern about the strategic direction of the Issuer and recent actions undertaken by the Board. The letter highlights the severe underperformance of the Issuer's stock price since its initial public offering and conveys the Reporting Persons' view that the Board's actions need to better reflect the will of the Issuer's current stockholders and further maximize shareholder value.

The Reporting Persons urged the Issuer to immediately pursue a strategic review of its business and operations with the assistance of a reputable investment bank, while halting any further acquisition activity. In particular, the Reporting Persons noted the attractiveness of the Issuer's TPI business as a potential acquisition target. The Reporting Persons also commented on the lack of financial alignment between the Board's current members and the Issuer's performance, and asked that the Board replace two of its existing directors with new independent candidates willing to represent the perspective of a majority of the Issuer's shareholders and focus on enhancing shareholder value, who have the energy and time required to successfully implement any strategic action required. The Reporting Persons expressed further concern over the recent announcement by the Issuer of the new employment agreements entered into with Mr. Connors and Mr. David Whitmore, each of which provided for an increase in compensation despite the Issuer's increasingly poor performance.

The summary of the letter, dated January 11, 2012, from the Reporting Persons to Mr. Connors and Mr. Weissman is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 1 to this Amendment No. 2 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           As of the close of business on January 10, 2012, the Reporting Persons beneficially owned an aggregate of 3,265,090 Shares. Based upon a total of 36,163,423 Shares outstanding as of October 27, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2011, the Reporting Persons' Shares represent approximately 9.0% of the total number of outstanding Shares.

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibits	Description

1	Letter, dated January 11, 2012 from Carlson Capital, L.P. to Mr. Connors and Mr. Weissman.

CUSIP No. 45675Y104	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2012

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson